

13030089

TATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Nico Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Suite 1500
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Kiely 312-786-5961
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd. Suite 3100	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/9/13

OATH OR AFFIRMATION

I, Peter Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nico Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public


OFFICIAL SEAL
JEN C BLASZCZYK
Notary Public - State of Illinois
My Commission Expires Feb 27, 2016

This report **contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition (cash flows)
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
x (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nico Securities, LLC

(An Illinois Limited Liability Company)

Financial Statements
And Report of Independent Auditor
December 31, 2012

Filed pursuant to rule 17 a-5(d) under the Securities Exchange Act of 1934.

Nico Securities, LLC
(An Illinois limited liability company)
Index
December 31, 2012

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Report of Independent Registered Public Accounting Firm

To the Member:
Nico Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial condition of Nico Securities, LLC., that you are filing pursuant to Rule17a-5 under the Security Exchange Act of 1934 which is comprised of the balance sheet as of December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial s based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nico Securities, LLC. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Chicago Illinois

February 22 2012

Nico Securities, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2012

Assets		
Cash and cash equivalents	$	12,388
Long options, at fair value		9,571,525
Equity securities		19,068,739
Prepaid expenses		12,511
Investment in preferred stock		10,000
Total assets	$	28,675,163
Liabilities		
Securities sold, not yet purchased at fair value:		
Equity securities	$	4,074,162
Index options		17,310,414
Due to clearing firm		3,041,779
Accrued expenses		373,314
Intercompany payable		138,448
Total liabilities	$	24,938,117
Member's equity		3,737,046
Total liabilities and member's equity	$	28,675,163

The accompanying notes are an integral part of these financial statements.

1. Organization

Nico Securities, LLC (the "Company"), an Illinois limited liability company was formed on October 22, 2004. Nico Holdings LLC ("Nico Holdings") is the sole member of the Company. The business of the Company is to engage in the speculative trading of index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange ("CBOE"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

2. Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in United States of America. The following is a summary of significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

Securities Valuation
Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures.

Revenue Recognition
In the normal course of business, the Company enters into transactions in exchange traded futures and broad based indexes and securities and options thereon. Regulated futures contracts and securities transactions and options thereon, together with related revenues and expenses, are recorded on trade date. Futures contracts, securities and options owned are reflected at market value with resulting unrealized gains and losses reflected in the statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

Income Taxes
As a limited liability company, the Company is not subject to federal income taxes. The Company's Member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for Federal income taxes. FASB ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-than threshold would be recorded as a tax expense and liability in the current year. The Company is generally not subject to examination by U.S. Federal and State tax authorities for tax years before 2009. For the year ended December 31, 2012, management has determined that there are no material uncertain tax positions.

FASB Accounting Standard Updates

In November 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2013. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2012. The adoption of this guidance does not have a material impact on the financial statements.

3. Clearing Agreement

The Company has a joint back office ("JBO") clearing agreement with ABN-AMRO Clearing Chicago LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement, the Company has invested $10,000 in a preferred interest in ABN. The Company's interest in ABN is reflected as investment in preferred stock on the statement of financial condition. The stock is unmarketable and is carried at cost, which is its approximate fair value.

Under the rules of the CBOE, the Company is required to maintain a minimum net liquidity trading value of $1,000,000 at ABN, exclusive of the preferred stock value of $10,000. ABN requires the Company to maintain an additional $1,000,000, for a total net liquidity trading value of $2,000,000.

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for substantially the full term of the asset or liability, either directly or indirectly.
>
> Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.
>
> Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value:		**Level 1**
Cash	$	12,388
Equity securities		19,068,739
Long options, at fair value		9,571,525
Total at fair value	$	28,652,652

Liabilities at Fair Value:		**Level 1**
Due to clearing firm	$	3,041,779
Securities sold, not yet purchased at fair value, equity securities		4,074,162
Securities sold, not yet purchased at fair value, index options		17,310,414
Total at fair value	$	24,426,355

5. Due to Clearing Firm

The amount due to clearing firm is primarily from the purchase of futures and index options. The Company clears all transactions through ABN, pursuant to a clearing agreement.

6. Related Party

The Company is a wholly-owned subsidiary of Nico Holdings, which is a proprietary trading firm that trades primarily in the futures markets. Nico Holdings provides operational and administrative support to the Company. The Company is charged an expense accordingly for the associated support. This intercompany charge for the year ending December 31, 2012 was $1,625,278. The intercompany payable at December 31, 2012 was $138,448.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $3,714,535, which was $3,614,535 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

8. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for

trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date at a specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

9. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2012 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

	Asset FMV	Liability FMV
Long options, at fair value	$9,571,525	$ -
Securities sold, not yet purchased at fair value, equity securities	-	4,074,162
Securities sold, not yet purchased at fair value, index options	-	17,310,414

11. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

13. Subsequent Events

Management has evaluated subsequent events through February 22, 2013, the date the financial statements were issued. The Company made distributions totaling $480,000. No other reportable events.

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR NICO SECURITIES, LLC

THE YEAR ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Peter J. Meyer
President, Nico Trading, Inc
Managing Member, Nico Holdings LLC
Member, Nico Securities, LLC